

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION





November 30, 2005

Act	Exchange Act
Section	
Rule	14e-5
Public Availability	11/30/05

Michael O. Wolfson
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU

Re: Tender Offer by Nordic Telephone Company ApS for TDC A/S
File No.: TP 06-20



Dear Mr. Wolfson:

We are responding to your letter dated November 29, 2005, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. Our response is attached to an enclosed copy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the Danish Securities Trading Act and the applicable rules and regulations thereunder (the Danish Act), and the rules of the Copenhagen Stock Exchange;
- TDC A/S, a corporation incorporated under the laws of Denmark, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act; and
- Any purchases of ordinary shares (Shares) and American Depositary Shares (ADSs) of TDC A/S by (i) the Offerors and their affiliates; (ii) any broker or other financial institution acting as its agent; or (iii) persons acting in concert with it or them (collectively, the Prospective Purchasers), will be subject to the Danish Act and the rules of the Copenhagen Stock Exchange;

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares and ADSs otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares or ADSs, otherwise than pursuant to the Offer, shall be made in the United States;

2. The Offer Documents shall disclose prominently the possibility of, or the intention to make, purchases of Shares and ADSs by the Prospective Purchasers during the Offer;

3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Shares and ADSs to the extent such information is made public in Denmark in accordance with applicable rules;

4. The Prospective Purchasers shall comply with any applicable requirements under Danish law, including the Danish Act and the rules of the Copenhagen Stock Exchange;

5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares and ADSs made by any of them during the Offer, on a transaction-by-transaction basis, including:
   a. size, broker (if any), time of execution, and price of purchase; and
   b. if not executed on the Copenhagen Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5 under the Exchange Act.

The foregoing exemption is based solely on your representations and the facts presented in your letter dated November 29, 2005, and is strictly limited to the application of the rules and statutory provisions listed above to your proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority



James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing

Attachment

SIMPSON THACHER & BARTLETT LLP
A LIMITED LIABILITY PARTNERSHIP

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HU
+44 (0)20 7275 6500

FACSIMILE: +44 (0)20 7275 6502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

Confidential Treatment Requested

November 29, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. James Brigagliano, Esq.
Office of Risk Management and Control
Division of Market Regulation

Re: Nordic Telephone Company ApS:
Request for Exemptive Relief under Rule 14e-5 under the Securities Exchange Act of 1934, as amended
Tender Offer for Shares and ADSs of TDC A/S

Dear Mr. Brigagliano:

We are writing on behalf of the following entities, which are our clients:

(a) Nordic Telephone Company ApS ("Nordic Telephone");

(b) its indirect parent company, Nordic Telephone Company Investment ApS; and

(c) the following investment funds, which are or are expected to be indirect shareholders of Nordic Telephone Company Investment ApS, and (as applicable) their respective general partners:

(i) Apax Europe VI-A, L.P., Apax Europe VI-1, L.P. (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "Apax Funds"), Apax Europe VI GP, Co. Ltd ("Apax Europe VI GP"), Apax Partners Europe Managers Ltd. ("APEM"), Apax Europe VI GP, L.P. Inc. ("Apax Europe VI" and, together with Apax Europe VI GP, APEM and the Apax Funds, "Apax");

(ii) Blackstone Family Communications Partnership (Cayman) L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Participation Partnership (Cayman) IV L.P., Blackstone NSS Communications Partners (Cayman) L.P.,

Blackstone Capital Partners (Cayman) IV L.P., (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "Blackstone Funds"), Blackstone Management Associates (Cayman) IV L.P. ("BMA"), Blackstone Communications Management Associates (Cayman) L.P. ("BCMA"), Blackstone LR Associates (Cayman) IV Ltd. ("Blackstone LR"), Blackstone FI Communications Associates (Cayman) Ltd. ("Blackstone Ltd." and, together with the Blackstone Funds, BMA, BCMA and Blackstone LR, "Blackstone");

(iii) KKR Millennium Fund (Overseas), Limited Partnership, KKR European Fund II, Limited Partnership, KKR Partners (International), Limited Partnership (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "KKR Funds"), KKR Associates Millennium (Overseas), Limited Partnership ("KKR Millennium L.P."), KKR Millennium Limited ("KKR Millennium"), KKR Associates Europe II, Limited Partnership ("KKR Europe L.P."), KKR Europe II Limited ("KKR Europe"), KKR 1996 Overseas Limited ("KKR Overseas" and, together with KKR Millennium L.P., KKR Millennium, KKR Europe L.P., KKR Europe and the KKR Funds, "KKR");

(iv) Permira Europe III GmbH & Co. KG, Permira Europe III L.P. 1, Permira Europe III L.P. 2, Permira Europe III Co-Investment Scheme and Permira Investments Limited (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "Permira Funds"), Permira Europe III G.P. L.P. ("Permira Europe III L.P.") and Permira Europe III G.P. Limited ("Permira Europe III Ltd" and, together with Permira Europe III L.P. and the Permira Funds, "Permira"); and

(v) Providence Equity Offshore Partners IV L.P., Providence Equity Operating Partners IV L.P. and Providence Equity Offshore Partners V L.P. (together with any other affiliated investment entities that participate as shareholders in the transaction, collectively, the "Providence Funds"), Providence Equity Offshore GP IV L.P., Providence Equity Offshore GP V L.P., Providence Equity Partners (Cayman) IV Ltd. and Providence Equity Partners (Cayman) V Ltd. (collectively, "Providence").

Nordic Telephone, Nordic Telephone Company Investment ApS, Apax, Blackstone, KKR, Permira, Providence and their respective affiliates who will be filing parties to the Schedule

TO filed in connection with the transaction described in this letter are collectively referred to in this letter as the "Offerors."

The Offerors intend to commence a cash tender offer (the "Offer") for all of the outstanding ordinary shares, par value of DKK 5 per share (the "Shares"), and all of the outstanding American Depositary Shares, each representing one-half of a Share (the "ADSs") of TDC A/S, a corporation incorporated under the laws of Denmark (the "Company"). The Offerors' intention is to commence the Offer on or before December 5, 2005.

As discussed earlier with members of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), we respectfully request that the Commission grant exemptive relief to the Offerors from the provisions of Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if purchases outside the Offer are made in accordance with the relief requested in this letter.

We are acting as United States counsel to the Offerors in connection with the Offer. The descriptions contained in this letter of the Danish regulatory regime relating to the Offer are based upon discussions with the Danish law firm, Bech-Bruun, which is acting as Danish counsel to the Offerors, and the descriptions contained in this letter of Danish tender offer practice and mechanics are based upon discussions with Bech-Bruun and with Enskilda Securities AB, Copenhagen Branch, which is acting as financial advisor to the Offerors.

Background

The Company

According to the Company's public filings, the Company is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act and has been a reporting company since 1995. The Offerors have no reason to believe that the Company has failed to file, on a timely basis, any report required to be filed by the Company pursuant to the Exchange Act.

According to information available to the Offerors, the Company is the leading provider of communications solutions in Denmark and the second-largest telecommunications provider in the Swiss market. The Company also has a significant presence in selected markets in Northern and Central Europe. The Company operates through five different service areas with "Solutions" being the largest service area accounting for approximately 43% of 2004 revenue. Solutions' activities include landline telephony, convergence products, broadband solutions, advanced security and hosting services, data communications and Internet services, terminal equipment and installation, leased lines, directory inquiries and mobile telephony. The other service areas are "Mobile International," "Switzerland," "Cable TV," "Directories" and "Services." Mobile International is a provider of mobile telecommunications services in Denmark and a number of European countries. Switzerland is a full telecommunications service provider in the Swiss market providing mobile and land telephony and Internet services. Cable TV installs and operates cable-TV network lines, most of which have broadband Internet access. Directories publishes printed, electronic and Internet-based products, including directories, in Denmark, Sweden and

Finland. According to the Company's public filings, it has agreed to sell Directories. Services provides mainly business services for the Company's domestic business lines.

According to the Company's public filings, for the nine months ended September 30, 2005, the Company's total net revenues were DKK 35,096 million ($5,671 million).[1] As of September 30, 2005, the Company had approximately 21,842 full time equivalent employees. The market capitalization of the Company on November 15, 2005, based on the closing sale price on the Copenhagen Stock Exchange of DKK 357.00 ($55.85 based on the official rate from the Danish Central Bank of DKK 6.3917 per U.S. dollar) per Share on such date, was approximately DKK 70,820 million (based on 198,375,177 outstanding shares as reported on November 15, 2005) ($11,080 million).

The Shares and ADSs

The Shares are registered shares listed on the Copenhagen Stock Exchange (stock exchange symbol: TDC). All Shares are issued in uncertificated form through the Danish VP Securities Services, which is the Danish custody and clearing house for dematerialized securities. American Depositary Receipts ("ADRs") evidencing the Company's ADSs are listed on the New York Stock Exchange (symbol: TLD). The Depositary for the ADRs is The Bank of New York (the "Depositary"). The Company's ADSs are registered under Section 12(b) of the Exchange Act.

Availability of Tier II Relief

Based on the Company's registration with the Danish Commerce and Companies Agency, as of November 28, 2005, the Company's share capital was nominally DKK 991,875,885 divided into 198,375,177 Shares. The Company's Annual Report filed with the Commission on Form 20-F for the fiscal year ended December 31, 2004 shows that approximately 31% of the Company's Shares were held by U.S. holders at the end of such year. The Company has notified the Offerors that, according to Thomson Financial, as of November 2005, approximately 17.1% of the Company's shareholders were located in the United States. However, due to the fact that such information is gathered from public sources, the Company stated that it believes that this information is subject to a certain degree of uncertainty. Based on the Company's share register, the Company has informed the Offerors that, as of November 2005, approximately 27.0% of its shareholders were located in the United States. The Company has further informed the Offerors that it appears that the Company has a number of shareholders with shareholdings registered on nominee accounts with U.S. custodian banks and that the nationality of such investors is, unless such information has been provided to the Company through Thomson Financial or directly from the investors, unknown to the Company. In addition, the Company has stated that U.S. investors may, in principle, choose to register their shareholdings on nominee accounts with

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1 Solely for convenience, certain Danish krone amounts included in this letter have been converted into U.S. dollar amounts at an exchange rate of DKK 1.00 = US$0.1616, the noon buying rate in New York City for cable transfers in Danish kroner, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for September 30, 2005.

non-U.S. custodian banks and that the actual percentage of U.S. shareholders may therefore deviate from the percentage shown on its share register. The Company has advised the Offerors that, as of September 22, 2005, Capital Group, a U.S. institutional investor, held 4.89% of the Company's Shares. Capital Group has not informed the Company of any subsequent changes in its share ownership. The Company has further stated that it assumes that the shareholding of Capital Group is placed with a non-U.S. nominee account. It would therefore be excluded from the 27.0% of U.S. shareholders shown on the Company's share register.

Based on the information provided by Thomson Financial and based on its own share register, the Company believes that the number of U.S. holders does not exceed 40% of the Shares in issue and outstanding. The Company has provided no further information on the methods used by it to determine the ownership of its Shares. We were also not informed of how many Shares are held by the Depositary. Based on filings made with the Commission on Schedule 13D and Schedule 13G as of the date hereof, the Offerors believe that no shareholder currently owns more than 10% of the Company's Shares. We have been advised that, as of the date of this letter, neither the Offerors nor any person controlled by them beneficially own any Shares or ADSs.

While the Offerors believe that, based on the foregoing, the Offer qualifies for Tier II relief under Rule 14d-1(d) of the Exchange Act, such relief would not cover certain actions proposed to be taken by the Offerors in connection with the Offer as further described in the balance of this letter.

The Offerors

Nordic Telephone and Nordic Telephone Company Investment ApS are newly-formed private limited liability companies incorporated under the laws of Denmark for the purpose of effecting the Offer. The Offerors anticipate that, until immediately prior to the time that the Offerors purchase Shares and ADSs pursuant to the Offer, Nordic Telephone will not have any significant assets or liabilities and will not engage in any activities other than those related to the transactions contemplated by the Offer. Funding to finance the Offer will be provided by equity contributions from funds advised or managed by the Offerors (other than Nordic Telephone and Nordic Telephone Company Investment ApS) and borrowings by the Offerors and/or affiliated entities.

The principal business of the Apax Funds is to achieve long term capital growth through investing and committing capital to facilitate corporate restructurings, leveraged buyouts and other investments. The principal business of Apax Europe VI and Apax Europe VI G.P. consists of performing the functions of, and serving as, the sole general partner of the Apax Funds and Apax Europe VI, respectively. APEM is the investment manager of the Apax Funds.

The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA, BCMA, Blackstone LR and

Blackstone Ltd. consists of performing the functions of, and serving as, the sole general partner of the Blackstone Funds, BMA and BCMA, respectively.

The principal business of the KKR Funds is investing in securities and committing capital to facilitate leveraged buyouts, corporate restructurings, bridge financings and other investments. The principal business of KKR Millennium, KKR Millennium L.P., KKR Europe, KKR Europe L.P. and KKR Overseas consists of performing the functions of, and serving as, the sole general partner of the KKR Funds, KKR Millennium L.P. and KKR Europe L.P., respectively.

The principal business of the Permira Funds is to invest in other companies. The principal business of Permira Europe III Ltd and Permira Europe III L.P. is to act as general partner to Permira Europe III L.P. and the Permira Funds, respectively.

The principal business of the Providence Funds is investing in the securities of communications and media companies. The principal business of Providence Equity Offshore GP IV L.P., Providence Equity Offshore GP V L.P., Providence Equity Partners (Cayman) IV Ltd. and Providence Equity Partners (Cayman) V Ltd. consists of performing the functions of, and serving as, the sole general partners of the Providence Funds, Providence Equity Offshore GP IV L.P. and Providence Equity Offshore GP V L.P., respectively.

The Offer

Structure

The Offer is expected to be structured as a single offer made concurrently in Denmark, the United States and other jurisdictions to which the Offer may be legally extended (but excluding Australia and Japan). The Offer will be subject to, and will be structured to comply with, the Danish Securities Trading Act (Consolidated Act No. 843 of September 7, 2005, as subsequently amended, and Executive Order No. 618 of June 23, 2005 on Takeovers etc. (the "Takeover Order")) and the applicable rules and regulations thereunder (collectively, the "Danish Act") and, except to the extent permitted pursuant to the relief requested herein and except to the extent permitted in the future pursuant to relief that may be requested in a separate letter, Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is expected to be made to the holders of all of the issued and outstanding Shares and ADSs. The offer price (the "Offer Price") has not yet been determined but would represent a substantial premium over the unaffected market price of the Shares. The per Share Offer Price would be the same for holders of Shares and ADSs, except that the cash consideration payable to ADS holders would be converted from Danish kroner to U.S. dollars at the exchange rate obtainable by the U.S. Settlement Agent (as defined below) on the spot market as soon as practicable after receipt of funds from the Offerors but before the date of the settlement of the Offer. The offer will remain open for at least 20 full business days. Withdrawal rights will be extended for the duration of the offer period. The offer period may be extended one or more times in accordance with the Danish Act and the Exchange Act and the applicable rules and regulations thereunder. Under Danish law, the minimum offer period is four weeks and the offer period may not be longer than 10 weeks, except (i) if the Danish Financial Services Authority permits a longer offer period, (ii) if a competing offer is launched and (iii) if an offeror increases its offer price within the last two weeks of the offer period, in which case the offer period may be extended to 12 weeks. The Offer is expected to be subject to, among other conditions, the condition that more than 90% of the Shares be tendered to (and not withdrawn prior to the expiry of the offer period) or held by Nordic Telephone.

Commencement

The tender offer materials that will be filed with the Commission on Schedule TO and that will be provided or made available to the holders of Shares will be prepared in accordance with the requirements of the Danish Act, the regulations of the Copenhagen Stock Exchange and Sections 14(d) and 14(e) of the Exchange Act and the rules and regulations promulgated thereunder, and will be available in both the Danish language (the "Danish Offer Documents") and the English language (the "U.S. Offer Documents" and, together with the Danish Offer Documents, the "Offer Documents"). Both Offer Documents will be available to security holders. Since the Copenhagen Stock Exchange has to approve the Danish Offer Documents, the Offer Documents will contain a statement to the effect that the Offer Documents exist in both languages and that in case of any inconsistency between the Danish and the English text, the Danish text shall prevail.

The Offer will be commenced in Denmark by publication of the Danish Offer Documents through the website of the Copenhagen Stock Exchange and the subsequent publication of an offer advertisement in a Danish national newspaper. The Offer will simultaneously be commenced in the United States by publication of a summary advertisement and by mailing the Offer Documents to security holders upon request, each in accordance with Rule 14d-4(a)(2) under the Exchange Act. In addition to making an announcement of the Offer and mailing the offering materials to security holders upon request in accordance with Rule 14d-4(a)(2), the Offerors will request that the Company will mail the Offer Documents to record holders on the Company's stockholder list at the Offerors' expense.

Acceptance

Holders of Shares (other than Shares represented by ADSs) will accept the Offer by contacting their appropriate custodian bank or stockbroker, requesting that the acceptance of the Offer be forwarded or communicated to the settlement agent in Denmark (the "Danish Settlement Agent").

Holders of ADSs will accept the Offer by delivering to the settlement agent in the United States (the "U.S. Settlement Agent") their ADSs, together with a completed letter of transmittal, and any other documents required by such letter. In addition, for the purposes of the Offer, the U.S. Settlement Agent will establish an account at the Depository Trust Company ("DTC") with respect to ADSs held in book-entry form. Holders of ADSs that hold their ADSs in book-entry form within the DTC system may accept the Offer by complying with these book-entry transfer procedures.

Announcement of Result and Settlement

It is currently anticipated that the Offerors will announce the result of the Offer on the third Danish trading day following the expiration of the offer period and that payment of the consideration for any tendered Shares and ADSs will be available to holders of Shares and ADSs on the eighth Danish trading day following the expiration of the offer period.

The Compulsory Acquisition

If Nordic Telephone acquires or holds more than 90% of the Shares, Nordic Telephone intends to acquire the remaining outstanding Shares of the Company in a compulsory acquisition effected under Danish law (the "Compulsory Acquisition"). Under Danish law and practice, a Compulsory Acquisition may be initiated in different ways and Nordic Telephone has not yet decided which route to follow in this respect. However, Nordic Telephone is likely to initiate the Compulsory Acquisition by convening an extraordinary general shareholders' meeting shortly following the completion of the Offer when Nordic Telephone owns more than 90% of the outstanding Shares for purposes of, among other things, resolving on an amendment to the Company's articles of association to allow it to initiate the Compulsory Acquisition. The Compulsory Acquisition is expected to take place on terms and conditions corresponding to the terms and conditions of the Offer.

If at any time following completion of the Offer the Shares and ADSs become eligible for delisting from the New York Stock Exchange and/or deregistration under the Exchange Act, we have been advised that the Offerors would seek to cause the Company to effect such delisting and/or deregistration.

Purchases Outside the Offer and Rule 14e-5

We understand that purchases outside an offer are permitted under applicable rules in Denmark. Under the Danish Act, (i) the Offerors and their affiliates, (ii) any broker or other financial institution acting as their agents, and (iii) persons acting in concert with it or them (collectively, the "Prospective Purchasers") would be permitted to purchase or make arrangements to purchase Shares in the open market, pursuant to contractual arrangements or otherwise before and during the conduct of, but outside, the Offer, subject to certain limitations including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is first publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of

Shares or ADSs by the Offerors or other covered persons acting for the account or benefit of the Offerors outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the first public announcement of the Offer.

In Denmark, Section 5(2) of the Takeover Order provides protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of the Offer. Under Section 5(2) of the Takeover Order a bidder, or anyone acting in concert with the bidder, who buys or sells, or enters into agreements to buy or sell, shares of the target company outside of the offer in the period from publication of the offer document to the expiry of the offer period, is obligated to increase the offer price, if such purchases or sales or agreements to buy or sell are made on more favorable terms than those offered in the context of the tender offer. Any reservation on the part of the bidder to acquire shares outside of the offer shall be disclosed in the offer document. The Danish Act requires disclosure of holdings in Danish listed companies once certain thresholds, beginning at 5%, are exceeded. In addition, Section 39 of the Danish Act contains a general prohibition against price manipulation concerning the shares of such listed companies.

Based on the foregoing, we respectfully request that the Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Shares outside the Offer, whether on- or off-market, by any Prospective Purchaser who would otherwise be prohibited from doing so by Rule 14e-5. The foregoing request for exemptive relief would be subject to the following conditions:

(i) no purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, will be made in the United States;

(ii) disclosure of the possibility of purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, is included prominently in the Offer Document;

(iii) the Prospective Purchasers will disclose in the United States information regarding purchases of Shares to the extent such information is made public in Denmark in accordance with applicable rules;

(iv) the Prospective Purchasers will disclose to the Division of Market Regulation of the Commission (the "Division of Market Regulation"), upon request, a daily time-sequenced schedule of all purchases of Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase; and (2) if not executed on the Copenhagen Stock Exchange, details of the exchange, quotation system or other facility through which the purchase occurred;

(v) upon request of the Division of Market Regulation, the Prospective Purchasers will transmit the information specified in (iv)(1) and (iv)(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(vi) the Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer to respond to inquiries of the Division of Market Regulation relating to such records;

(vii) representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records;

(viii) the Prospective Purchasers will comply with the applicable requirements under Danish law; and

(ix) except as otherwise exempted herein, the Prospective Purchasers will comply with Rule14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe that the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in the letter regarding the offer by PurusCo A/S for ISS A/S, a Danish company (available May 10, 2005). In addition, the relief requested is consistent with the relief granted in a number of prior letters.[2] The Commission has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the current case, where U.S. ownership exceeds (or is presumed to exceed) 10%. We believe the exemptive relief required from Rule 14e-5 with respect to the Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other similarly structured tender offers.

Please note that, in our view, there are doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange," would be satisfied if the Offerors or their affiliates made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply for exemptive relief for such purchases from the provisions of Rule 14e-5, on behalf of such persons, on the conditions set forth below. This letter should not be considered to reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

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[2] See, e.g., letter regarding offer by CIBER (UK) for ECsoft Group plc (available January 8, 2003), letter regarding offer by Cinven Limited for Fitness First Plc (available April 10, 2003), letter regarding offer by UCB S.A. for Celltech Group plc (available May 19, 2004), letter regarding offer by 91 Profi-Start 2004 GmbH for P&I Personal & Informatik Aktiengesellschaft (available June 24, 2004), letter regarding offer by United Technologies Corporation for Kidde plc (available December 15, 2004) and letter regarding offer by Fuji Television Network, Incorporated for Nippon Broadcasting System (available January 18, 2005).

Confidential Treatment Request and Conclusion

Pursuant to 17 C.F.R. 200.81(b), we respectfully request on behalf of the Offerors that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the Staff is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Offerors because certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

In view of the expedited timetable for the Offer, we respectfully request that the Commission issue the requested exemptive and no-action relief as soon as practicable. If you require any further information or have any questions regarding this request, please contact Michael O. Wolfson at +44 20 7275 6580.

Sincerely,



SIMPSON THACHER & BARTLETT LLP